ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-283672
Dated August 13, 2026

Contingent Income Auto-Callable Securities with Memory Coupon due on or about August 24, 2029

Based on the Performance of the Common Stock of Wells Fargo & Company

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with Memory Coupon (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying equity and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying equity:	Common stock of Wells Fargo & Company (Bloomberg Ticker: “WFC UN”)
Stated principal amount:	$1,000.00 per security
Pricing date:	Expected to be August 21, 2026
Original issue date:	Expected to be August 26, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	Expected to be August 21, 2029, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be August 24, 2029, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:

If, on any determination date (other than the final determination date), the closing price of the underlying equity is equal to or greater than the call threshold level, the securities will be redeemed early and we will pay the early redemption amount on the first contingent payment date immediately following the related determination date.

Early redemption amount:

The early redemption amount will be an amount equal to (i) the stated principal amount plus (ii) the contingent payment with respect to the related determination date and any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature.

Contingent payment:

▪    If, on any determination date, the closing price or the final price is equal to or greater than the downside threshold level, we will pay a contingent payment of $25.50 (equivalent to 10.20% per annum of the stated principal amount) per security, plus any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature, on the related contingent payment date.

▪   If, on any determination date, the closing price or the final price is less than the downside threshold level, no contingent payment will be paid on the related contingent payment date.

Memory coupon feature:

If a contingent payment is not paid on a contingent payment date (other than the maturity date) because the closing price of the underlying equity is less than the downside threshold level on the related determination date, such contingent payment will be paid on a later contingent payment date if the closing price of the underlying equity is equal to or greater than the downside threshold level on the determination date corresponding to the later contingent payment date. For the avoidance of doubt, once a previously unpaid contingent payment has been paid on a later contingent payment date, it will not be made again on any subsequent contingent payment date.

If the closing price of the underlying equity is less than the downside threshold level on each of the specified determination dates, you will receive no contingent payments during the term of, and will not receive a positive return on, the securities.

Determination dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events.
Payment at maturity:

▪     If the final price is equal to or greater than the downside threshold level:

(i) the stated principal amount plus (ii) the contingent payment otherwise payable with respect to the final determination date and any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature

▪     If the final price is less than the downside threshold level:

the cash value

UBS has elected to deliver to you cash in lieu of shares, and your payment at maturity for each security will be the cash value. If the final price is less than the downside threshold level, investors will lose a significant portion and may lose all of their initial investment.

Exchange ratio:	The quotient of the stated principal amount divided by the initial price.
Cash value:	The exchange ratio multiplied by the final price.
Call threshold level:	100.00% of the initial price. The actual call threshold level will be determined on the pricing date.
Downside threshold level:	75.00% of the initial price. The actual downside threshold level will be determined on the pricing date.
Initial price:	The closing price of the underlying equity on the pricing date.
Final price:	The closing price of the underlying equity on the final determination date.
CUSIP / ISIN:	90265WP38 / US90265WP382
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.25% of the aggregate principal amount.
Estimated initial value:	Expected to be between $945.20 and $975.20 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/1114446/000183988226039729/ubs_424b2-26366.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold level of 75.00% of the hypothetical initial price of the underlying equity and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Underlying Equity	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.

▪The contingent payment, if any, is based solely on the closing prices of the underlying equity on the specified determination dates.

▪You may not receive any contingent payment with respect to the securities.

▪Higher contingent payments are generally associated with a greater risk of loss.

▪Early redemption risk.

▪Investors will not participate in any appreciation in the closing price of the underlying equity and will not have the same rights as holders of the underlying equity.

Risks Relating to Characteristics of the Underlying Equity

▪Single equity risk.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪No affiliation with the underlying equity issuer.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

▪We may engage in business with or involving the underlying equity issuer without regard to your interests.

▪Potential UBS impact on an underlying equity.

▪Following certain events, the calculation agent can make adjustments to the underlying equity and terms of the securities that may adversely affect the market value of, and return on, the securities.

Risks Relating to General Credit Characteristics

▪The securities are subject to the credit risk of UBS, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Equity

For information about the underlying equity, including historical performance information, see “Information About the Underlying Equity” in the preliminary pricing supplement.

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